JETOPTERA INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2021

DATE ISSUED: MAY 2, 2022

JETOPTERA INC.

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

Procyon • Financial

Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of JETOPTERA INC.,

144 Railroad Avenue, Suite 100

Edmonds, Washington 98020

I have audited the accompanying financial statements of JETOPTERA INC., which comprise the Balance Sheet as of December 31, 2021, and the related Statements of Income, Changes in Members' Stockholders' Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of JETOPTERA INC. as of December 31, 2021, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.

CPA Colorado
0033681
05/02/2022

JETOPTERA INC.

BALANCE SHEET

AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	706,764
Accounts receivable		-
Escrow account		22,030
Total current assets		728,794
Property, plant, and equipment:		
Computers and Equipment		5,863
Less: accumulated depreciation		(3,873)
Total Fixed Assets		1,990
Non-current assets:		
Promissory notes		100,000
Intangible assets:		
Developments & Patents		1,148,553
Less: accumulated amortization		(166,403)
Total intangible assets		982,150
Total Assets	$	**1,812,934**
Liabilities & Members' Stockholders' Equity		
Current liabilities:		
Credit Cards	$	6,931
Accounts payable		941,040
Convertible debt		4,138,868
Accrued interest- Convertible debt		185,101
Total current liabilities		**5,271,940**
Non-current Liabilities:		
Convertible debt, net of current portion		893,174
Total non-current liabilities		**893,174**
Total Liabilities		**6,165,114**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

BALANCE SHEET

(Continued)

FOR THE YEAR ENDING DECEMBER 31, 2021

	As of December 31, 2021
Stockholders' Equity:	
Common stock, authorized 13,015,000 shares, $0.0001 par, 5,708,138 shares issued and outstanding as of December 31, 2021	571
Preferred stock, authorized 5,500,000 shares, $0.0001 par, 5,500,000 shares issued and outstanding as of December 31, 2021	550
Additional Paid-in Capital	4,509,036
Additional Paid-in Capital- Stock based compensation expense	124,374
Warrants outstanding	249,939
Accumulated Profits (losses)	(6,166,017)
Net income (loss)	(3,070,633)
Total Stockholders' Equity	**(4,352,180)**
Total Liabilities & Stockholders' Equity	**1,812,934**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF INCOME

FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Sales revenue	$	76,876
Income from reimbursements		335,116
Total revenues		**411,992**
Expenses:		
Salaries & Payroll taxes		528,234
Warrants		249,939
Stock based compensation expense		49,749
Taxes		2,494
IT software & consumables		21,129
Insurance		88,222
Legal & Professional Services		1,109,009
Advertising & Marketing		102,321
Travel		25,400
Meals & Entertainment		2,139
Rent		34,800
Interest expenses		396,627
Prototype expenses		607,001
Purchases		95,135
Miscellaneous expenses		7,409
Amortization		163,087
Total Expenses		3,482,695
Income from operations (loss)		**(3,070,703)**
Other Income (Expenses):		
Other Income		70
Total Other Income (expenses)		70
Net income (loss) for the year		**(3,070,633)**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF CHANGES IN MEMBERS' STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

	Common stock (shares)	Common stock, (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital (less offering costs)	Retained earnings (accumulated deficit)	Additional paid-in Capital- stock options	Warrants outstanding	**Total**
Beginning Balance, December 31, 2020	**5,555,014**	**556**	**5,500,000**	**550**	**3,036,338**	**(6,166,017)**	**74,625**	**-**	**(3,053,948)**
Issuance of Common stock	153,124	15			1,472,698			**-**	**1,472,713**
Issuance of Preferred stock	-	-	-	-	-	-	-	**-**	**-**
Net income (loss)	-	-	-	-	-	(3,070,633)	-	**-**	**(3,070,633)**
Stock based compensation	-	-	-	-	-	-	49,749		**49,749**
Warrants	-	-	-	-	-	-	-	249,939	**249,939**
Ending Balance, December 31, 2021	**5,708,138**	**571**	**5,500,000**	**550**	**4,509,036**	**(9,236,650)**	**124,374**	**249,939**	**(4,352,180)**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Cash flow From Operating Activities:		
Net loss	$	(3,070,633)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Amortization		163,087
Stock based compensation expense		49,749
Warrants		249,939
Changes in:		
Escrow Account		54,922
Accounts Receivable		29,927
Credit Cards		(29,891)
Accounts Payable		650,716
Net cash provided (used) by operating activities		**(1,902,184)**
Cash flow From Investing Activities:		
Developments & Patents		(1,164)
Purchases, computers and equipment		(1,990)
Net cash provided (used) by investing activities		**(3,154)**
Cash flow from Financing Activities		
Proceeds from issuance of common stock		1,472,713
Convertible promissory notes		418,450
Net cash provided (used) by financing activities		**1,891,163**
Increase (decrease) in Cash		**(14,175)**
Cash, beginning of year		720,939
Cash, end of year	$	**706,764**

The accompanying notes are an integral part of these financial statements.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

About the Company & its Nature of operations

JETOPTERA INC. ('the Company'), is a corporation formed pursuant to the Delaware General Corporation law on June 1, 2015. The Company is a propulsion system, drone, and aerial mobility startup which aims to create a reality where aerial mobility is commonplace. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers.

The Company has a total of 172 issued utility patents and pending utility patent applications, worldwide, and an additional 17 issued design patents.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception (totaling $9,236,650 as of December 31, 2021). Additionally, the Company had a stockholders' deficit balance of $4,352,180.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 2, 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operational cash flow.

JETOPTERA INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company’s operations or otherwise, local competition.

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

Property, plant, and equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method. PPE consisted of computers & equipment that is depreciated based on their respective useful lives which range between three (3) to five (5) years. The book value of PPE totaled $1,990 as of December 31, 2021.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the

estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

The book value of intangible assets totaled $982,150 as of December 31, 2021

No impairment charges were made as of December 31, 2021.

Convertible debt

Between 2018 and 2020, the company issued a series of convertible notes for an aggregate principal amount of $3,925,000 for the purpose of funding continuing operations. The notes accrue interest at the rate of 9.0% per annum. The entire principal amount of and, at the Company's option, accrued interest on these notes are convertible into shares of the Company's Stockholders' Equity securities.

The outstanding principal amount of these notes including capitalized interest was $4,734,584 as of December 31, 2021, and interest payable on these notes was $185,101. The Company extended the maturity date of these notes to occur between July 2022 and January 2023.

In 2021, the Company issued $95,920 in convertible promissory notes to the Company's Co-founder and Chief Financial Officer ("CFO") (See Note 'Related party transactions') and $40,303 to an attorney whose firm provides legal services to the Company. These notes were issued to settle an outstanding debt due to the legal firm. The notes accrue interest at a rate of 9.0% per annum, compounded annually and mature on September 29, 2022, unless converted to

the Company's equity securities prior to that date. The notes will be automatically converted subsequent to the occurrence of a qualified financial event which yields gross proceeds of at least $6,000,000. The notes are covered by an asset purchase agreement in which the legal firm assigned its receivables to the attorney in exchange for a payment of $136,223. Additionally, they are covered by another asset purchase agreement in which the attorney made an assignment of the receivable to the Company's Co-founder and CFO in exchange for a payment of $95,920.

Convertible debt includes $232,327 in notes issued pursuant to a crowd note dated April 13, 2020. The note was issued at a valuation cap of $24,000,000 and a discount rate of 20%. The notes are convertible to equity securities of the Company subject to certain terms and the occurrence of specific events such as a qualified equity financing.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

In 2021, the Company issued $95,920 in convertible promissory notes to Ms. Simina Farcasiu, the Company's Co-founder and Chief Financial Officer (See Note 'Convertible debt'). Moreover, Ms. Farcasiu purchased 11,788 (for a consideration of $120,002) of the Company's common stock following a stock offering (see 'Stock Offering' under Note 'Stockholders' Equity').

As of December 31, 2021, Ms. Farcasiu owned 1,114,926 shares of the Company's common stock (representing 20.0% of the total common stock issued and outstanding).

Furthermore, Mr. Denis Dancanet, the Company's Co-founder and Chairman of the Board of Directors purchased 58,939 (for a consideration of $600,000) of the Company's common stock following a stock offering (see 'Stock Offering' under Note 'Stockholders' Equity'). Additionally, the Company issued a series of promissory convertible notes to Mr. Dancanet between 2018 and 2021. As of December 31, 2021, the aggregate principal amount and interest outstanding on these notes was $3,368,519 and $135,386, respectively.

As of December 31, 2021, Mr. Dancanet owned 372,517 shares of the Company's common stock (representing 7.0% of the total common stock issued and outstanding) and 5,500,000 of the Company's preferred stock (representing 100.0% of the total preferred stock issued and outstanding).

Additionally, the Company has a promissory note due from Mr. Andrei Evulet in the amount of $100,000. The note was issued on March 10, 2016, and bears no interest.

As of December 31, 2021, Mr. Evulet owned 2,000,000 shares of the Company's common stock (representing 35.0% of the total common stock issued and outstanding). Moreover, the 'Evulet Family Irrevocable Trust', a partly related to Mr. Evulet owned 1,500,000 shares of the Company's common stock as of December 31, 2021.

Furthermore, the Company issued convertible promissory notes for an aggregate amount of $65,309 to Mr. Richard Black, the Company's attorney,

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which is codified in ASC 842, Leases ("ASC 842") and supersedes current lease guidance in ASC 840, Leases. ASC 842 requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, Leases ASC 842: Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

Leases

The Company extended an operating lease existing from 2020 to mature on January 31, 2025. The extended lease commencement date is February 1, 2022, and the future minimum payments pursuant to the lease are as follows:

- Months One to Twelve - $13,000
- Months Thirteen to Twenty-four- $13,390

- Months Twenty-five to Thirty-six- $13,792

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to Management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Stockholders' Equity

Under the articles of incorporation (as amended on September 22, 2021), the Company is authorized to issue Common Stock and Series A Preferred Stock. The total number of shares that

the Company is authorized to issue is eighteen million five hundred fifteen thousand (18,515,000) shares. The total number of shares of Common Stock authorized to be issued is thirteen million fifteen thousand (13,015,000) shares at a par value $0.0001 per share. The total number of shares of Series A Preferred stock authorized to be issued is five million five hundred thousand (5,500,000) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2021, the total number of shares of Common Stock issued and outstanding was 5,708,138.

Series A Preferred Stock

As of December 31, 2021, the total number of shares of Preferred Stock issued and outstanding was 5,500,000.

Each holder of shares of Series A Preferred Stock is entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.01416 per share (i.e., 6.0%) (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series A Preferred Stock, payable quarterly when, as and if declared by the Board of Directors of the Corporation. The dividends are not cumulative. After payment of such dividends, any additional dividends are distributed among the holders of Series A Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Series A Preferred Stock into Common Stock).

Stock offering

During 2021, the Company conducted an offering under Section 4(a)(6) of the Securities Act of 1933, as amended and Regulation Crowdfunding promulgated thereunder. As per the common stock subscription agreement, the Company made the offering to both accredited and non-accredited investors to purchase up to 491,159 of the Company's common stock at a purchase price of $10.18 per share. Additionally, the agreement provided for the issuance of stock warrants to 'early bird' subscribers who purchase the Company's common stock on or before the Company raises $100,000 in the offering. The warrants entitle the subscribers to purchase within three (3) years of the closing of the offering, that number of shares of common stock equal to two times (2x) the undersigned's total investment within the Initial $100,000 at an exercise price per share equal to the Purchase Price.

As part of the offering described above, the Company issued 153,124 in Common stock to both accredited and non-accredited investors. Gross proceeds from the issuance totaled $1,558,802 and net proceeds totaled $1,472,713 ($86,089 were used to settle offering costs). Moreover, the Company issued 24,552 in stock warrants.

Stockholders' Equity Incentive plans

The Company's Board of Directors adopted a Stock Option and Purchase Plan during 2017 and Options granted under the Plan may be Incentive Stock Options or Non-statutory Stock Options. The plan continues in effect for a term of 10 years unless terminated at an earlier date according to the plan's provisions. The maximum aggregate number of shares that may be issued under the plan is 1,228,340 shares, of which a maximum of 1,228,340 shares can be issued under the plan pursuant to Incentive Stock Options. The shares issued under the plan may be authorized, but unissued, or reacquired Shares and the term of each option cannot exceed 10 years from the date

of the grant. If the Common Stock becomes a Listed Security and subject to certain provisions, the maximum aggregate number of shares that can be subject to awards granted to any one person under the plan for any fiscal year of the Company is 614,170 Shares, provided that such limitation is 1,228,340 shares during the fiscal year of any person's initial year of service with the Company.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: If it is granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value on the date of grant and if it is granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.
- In the case of a Non-statutory Stock Option that is intended to qualify as performance-based compensation and is granted on or after the date on which the Common Stock becomes a Listed Security, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.

As of December 31, 2021, the total number of Incentive Stock Options granted under this plan was 122,840 at an exercise price per share of $1.62. The number of vested options as of December 31, 2021, was 76,774. The Company recognized stock-based compensation expense in the amount of $49,749 for 2021 and $74,625 for 2020.

As of December 31, 2021, the total number of Non-statutory Stock Options granted under this plan was nil.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of

expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Stockholders' Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the Stockholders' Equity instrument is charged directly to expense and credited to additional paid-in capital.

Contingencies

No lawsuits have been filed against the Company. One suit has been threatened by Mike Bartlett of American Aerospace Engineering LLC. The Company regards this threatened suit to be frivolous and immaterial and the Company will defend against it vigorously if filed.

Subsequent events

In January 2022, the Company granted 15,577 in incentive stock options with an exercise price per share of $10.18.

In March 2022, the Company settled debt owed to a legal firm for an amount of $400,000. The Company used proceeds raised from an equity offering to settle this debt. (see 'Stock Offering' under Note 'Stockholders' Equity').

The Company evaluated subsequent events through May 2, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.

Other matters

Prior to 2021, the Company was not provided with account reconciliations from a certain legal firm and hence, no differentiation was made between amounts held in escrow and amounts incurred as legal fees. However, in 2021, the Company received such reconciliations and the financial statements have been adjusted to reflect an escrow balance of $76,952 as of December 31, 2020, which was then recognized as an expense in 2021. Moreover, the Company recognized a stock-based compensation expense in the amount of $74,625 for the year ending December 31, 2021.